SKY CONWAY
144 Highland Ave #222
Manhattan Beach CA 90266
Cell Phone (818) 699-5858

PREVIOUS EXPERIENCE:

4/19-Present	***CEO – Atomic Studios, Inc.*** – Streaming network in the sci-fi genre.
4/19-Present	***CEO – Galactic Adventures, LLC.*** – Interactive escape room.
03/19-Present	***CEO – AtomiCon, LLC.*** – Working with celebrities, booking conventions as well as creating conventions in various venues.
05/06-08/18	***CEO Renegade Studios*** – Production of independent films and shows. online distributions of those films and shows.
06/12-09/18	***Owner-Conway Law Group*** – Law Firm specializing in business law